MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2008 and 2007, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at March 30, 2009.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has twelve tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

In advance of expected growth of its products, the Company has been investing significantly, since 2007, to increase automation, quality and capacity of its manufacturing operations. Once manufacturing scale up is complete, these investments will result in increased production capacity from approximately 500,000 tests per shift per year to approximately 4 million tests per shift per year in its new facility. The higher overhead from these investments, including amortization, is resulting in higher per unit costs and negative gross margins, which are expected to continue until sales volumes increase.

In April 2008, the Company received US Food and Drug Administration (“FDA”) clearance to market its new high throughput instrument, RAMP® 200 and rapid Influenza A+B test (“Flu A+B test”), both of which have already started to add to the Company’s sales. In July 2008, the Company received FDA clearance to market its rapid NT-proBNP test for the detection and diagnosis of congestive heart failure.

The Company currently has sales and marketing partnerships with Shionogi & Co., Ltd. to market its BNP test in Japan, Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests worldwide outside of Japan and 3M Company (“3M”) for its infectious disease products. While Shionogi and 3M already contribute significantly to sales, the partnership agreement finalized in June 2008 with Roche is expected to add to the Company’s sales in early 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the year ended December 31, 2008 increased 66% to $3,683,706 compared to $2,222,642 in 2007.

Vector products (West Nile Virus) revenue for the year ended December 31, 2008 increased 42% to $721,117 compared to $506,631 in 2007.

Biodefense products revenue for the year ended December 31, 2008 decreased 40% to $495,018 compared to $827,971 in 2007.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2008 increased 85% to $976,496 compared to $526,872 in 2007.

As at December 31, 2008, the Company had $2,254,652 in cash and cash equivalents, a decrease of $5,919,309 compared to $8,173,961 as at December 31, 2007. As at December 31, 2008 the Company had a working capital balance of $2,946,788, a decrease of $5,193,823 compared to $8,140,611 as at December 31, 2007.

During the year ended December 31, 2008, the Company received cash from the exercise of outstanding stock options in the amount of $37,321, from the exercise of outstanding share purchase warrants in the amount of $3,896,848 and from the issuance of shares through a private placement for net proceeds of $4,679,248.

2008 key operational milestones included:

On December 2, 2008, the Company announced the initiation of a clinical trial of the Company’s RAMP® test to detect Respiratory Syncytial Virus (RSV). Prospective data from the clinical study is expected to be used to support a submission to the U.S. FDA and other regulatory jurisdictions for market clearance of the 3M Rapid Detection RSV test for clinical use.

On October 31, 2008, the Company closed a private placement financing for gross proceeds of $5,100,500 million before share issuance costs of $421,252, for net proceeds of $4,679,248.

On July 22, 2008, the Company announced receipt of US FDA 510(k) clearance to market its NT-proBNP test as an aid to the rapid diagnosis of heart failure.

On June 26, 2008, the Company entered into an agreement granting exclusive rights to Roche to market the Company’s line of cardiovascular point-of-care tests worldwide outside of Japan.

On April 17, 2008, the Company announced receipt of US FDA 510(k) clearance to market a rapid Flu A+B test and a new version of the RAMP® Reader, the RAMP® 200. The test manufactured by Response Biomedical runs on the new RAMP® 200 Reader and is being marketed and sold worldwide exclusively by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test.

The Company moved to its new state-of- the-art headquarters in Vancouver, British Columbia on March 31, 2008. The 46,000 square foot single-occupant facility was

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

specifically designed and constructed for development, GMP manufacturing and distribution of the Company’s point-of-care medical diagnostic test kits.

Subsequent to the end of the year, on February 12, 2009, the Company announced that Roche Diagnostics has agreed to fund two new projects aimed at strengthening the commercial success of the Response cardiovascular line of products that Roche is expected to market in North America, beginning in the first quarter of 2009. The first project approved for funding is to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay. The second project is the development of a next-generation Troponin I (TnI) assay.

In addition, on March 26, 2009, the Company announced that it has signed a collaboration/grant with Foundation for Innovative New Diagnostics (“FIND”) to begin work to develop a rapid point-of-care tuberculosis diagnostic assay. The first phase of this collaboration grant will be a feasibility study. If successful a second phase will follow and involve testing optimized assays on simulated samples at Response Biomedical.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, lease inducements, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the year ended December 31, 2008 except for changes in accounting policies as noted below. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2008 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income as services are rendered over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and Development Costs

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Deferred Lease Inducement

Lease inducements arising from rent free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the operating lease on a straight-line basis.

Stock-Based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 11(c) to the audited consolidated financial statements as at December 31, 2008. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Warranty Accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The initial recognition of and subsequent adjustments to the warranty accrual are recorded to cost of sales.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change had no effect on prior period consolidated financial statements.

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change had no effect on prior period consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks. This accounting policy change had no effect on prior period consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

CICA Handbook Section 3064 - “Goodwill and Intangible Assets”. This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this new standard effective January 1, 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS. On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

Under IFRS, there is significantly more disclosure required, specifically for interim reporting. In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with International Financial Reporting Standards ("IFRS") for Canadian enterprises with public accountability. The use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Implementing IFRS will have an impact on the Company’s accounting, financial reporting, supporting information technology systems and processes, internal control over financial reporting and disclosure controls and procedures. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. The Company has begun the planning process and has allocated resources to ensure the timely conversion to IFRS. The Company will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RESULTS OF OPERATIONS

For the years ended December 31, 2008 and 2007:

Revenue and Cost of Sales

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues from product sales for the year ended December 31, 2008 increased 38% to $4,899,841 compared to $3,557,244 in 2007.

Clinical products revenue for the year ended December 31, 2008 increased 66% to $3,683,706 compared to $2,222,642 in 2007. This increase is primarily the result of the launch of new products, the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test, and a net increase in demand of existing products from distributors and marketing partners. In the long-term, the Company expects clinical products revenue to increase as newly launched products penetrate the marketplace and the Company completes the scale up and automation of its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of orders from its distributors and marketing partners.

Vector products (West Nile Virus) revenue for the year ended December 31, 2008 increased 42% to $721,117 compared to $506,631 in 2007. This increase is primarily due to expanded usage by US municipal health authorities, increased sales efforts by distributors and the timing of shipments. In the future, the Company expects the sales of West Nile Virus products to continue at similar or increasing levels.

Biodefense products revenue for the year ended December 31, 2008 decreased 40% to $495,018 compared to $827,971 in 2007. The decrease is primarily due to reduced funding from governmental agencies for deployed detection capabilities, general decrease in concern over biological attacks, a substantially penetrated target market and the timing of significant one-time bio-defense system orders. In the future, the Company expects the sale of Biodefense products to continue at similar or declining levels.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2008 increased 85% to $976,496 compared to $526,872 in 2007. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects contract service fees and revenue from collaborative research arrangements to increase as a result of funding by its partners for further advancements resulting in greater market competitiveness for some assays currently available for sale as well as the development of new assays to expand and complement our existing products.

Cost of sales for the year ended December 31, 2008 increased 63% to $5,227,156 compared to $3,201,626 in 2007. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall gross margin from product sales for the year ended December 31, 2008 was negative 7% compared to positive 10% in 2007. The decrease in gross margin is primarily due to a shift in product mix, increased costs related to the new facility and implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. The Company expects variation in gross margin based on product mix and, in the short term, negative gross margins due to the scale up and automation of its manufacturing operations in anticipation of growth in its clinical products business.

Expenses

Research and development expenditures for the year ended December 31, 2008 decreased 5% to $6,776,691 from $7,167,758 in 2007. This decrease is mainly as a result of the final license fees expense related to commercialization of a RAMP test using a proprietary marker, incurred in 2007 but not in 2008, in the amount of $820,000, lower costs incurred by the Company for product

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

development and support activities in the amount of $626,000 partially offset by increased payroll costs of $846,000, additional amortization charges mainly related to the new facility in the amount of $183,000 and increased overhead costs totaling $60,000.

General and administrative expenditures for the year ended December 31, 2008 decreased 11% to $4,451,224 from $5,029,195 in 2007. The decrease is primarily due to reduced allocations for rent expense in the amount of $434,000 which in 2007 and in first quarter of 2008 included charges related to the rent free period of the new facility lease agreement that prior to occupancy of the new facility were fully charged to general and administrative expenses. Expenses incurred in the year 2007 includes one-time charges incurred for listing the Company's common shares on the TSX in the amount of $155,000 and fees related to the recruitment of executive personnel in the amount of $119,000 that were not incurred in 2008. This decrease is partially offset by additional amortization charges and overhead expenditures mainly related to the new facility totaling $106,000 and $33,000 respectively, and moving costs related to the transition to the new facility totaling $16,000.

Marketing and business development expenditures for the year ended December 31, 2008 decreased 1% to $2,425,673 from $2,457,621 in 2007. This decrease is as a result of reduced travel expenses totaling $81,000, lower selling expenses totaling $37,000 and reduced payroll costs in the amount of $32,000. This decrease is partially offset by additional amortization charges mainly related to the new facility in the amount of $50,000, increased rent and overhead expenses totaling $27,000, increased stock-based compensation expense in the amount of $22,000 and higher administrative expenses totaling $20,000.

Other Income/Expenses

For the year ended December 31, 2008, interest expense amounted to $785,790 compared to $851 in 2007. The increase is due to the interest portion on the repayment of the repayable leasehold improvement allowance related to the new facility operating lease agreement.

During the year ended December 31, 2008, the Company earned interest income of $119,905 as compared to $359,543 in 2007. The decrease is as a result of lower average funds on deposit and declining interest rates.

During the year ended December 31, 2008, the Company had a foreign exchange gain of $6,113 as compared to a foreign exchange loss of $491,979 in 2007. Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Federal Reserve Bank of New York website (www.ny.frb.org) for the last business day of each period. The exchange rate as at December 31, 2008 was $0.8170 US per CDN dollar [December 31, 2007 - $1.012, December 31, 2006 - $0.8582] .

Loss

For the year ended December 31, 2008 the Company reported a loss of $13,663,656 or $0.10 per share compared to a loss of $13,901,041 or $0.12 per share in 2007. The decrease in loss is primarily due to lower expenses incurred across all departments, higher contract service revenues from collaborative research arrangements and a foreign exchange gain in 2008 versus a loss in 2007, offset by higher interest expense, lower interest income and decreased margins on product sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED ANNUAL INFORMATION FOR 2008, 2007 AND 2006

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2008	2007	2006
	$	$	$
Product Revenue	4,899,841	3,557,244	3,786,337
Cost of Sales	5,227,156	3,201,626	2,311,412
Gross Profit	(327,315)	355,618	1,474,925
Gross Margin on Product Sales	-7%	10%	39%
Services Revenue	976,496	526,872	633,721
Total Revenue	5,876,337	4,084,116	4,420,058
Expenses	13,653,588	14,654,574	11,536,543
Loss for the Year	13,663,656	13,901,041	9,328,167
Loss per Share – Basic and Diluted	0.10	0.12	0.10
Total Assets	19,394,907	17,938,351	12,966,931
Total Long -Term Obligations (1)	9,558,668	2,941,295	__

(1)The long-term obligation balance in 2008 and 2007 represents the lease inducements recorded as a result of the Company’s 15 year lease agreement for a new premise as described in note 9 to the consolidated financial statements as at December 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended December 31, 2008.

	2008	2008	2008	2008	2007	2007	2007	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Product Revenue	1,584,474	1,371,958	845,923	1,097,486	919,053	869,738	687,989	1,080,464
Cost of Sales	1,733,303	1,660,071	832,453	1,001,329	986,724	803,009	731,981	679,912
Gross Profit (Loss)	(148,829)	(288,113)	13,470	96,157	(67,671)	66,729	(43,992)	400,552
Gross Margin on
Product Sales	-9%	-21%	2%	9%	-7%	8%	-6%	37%
Services Revenue	650,097	99,172	151,592	75,635	63,220	152,105	311,547	-
Total Revenue	2,234,571	1,471,130	997,515	1,173,121	982,273	1,021,843	999,536	1,080,464
Expenses	3,016,756	3,294,694	3,686,024	3,656,114	4,379,794	3,110,219	4,007,605	3,156,956
Loss for the Period	2,694,449	3,684,602	3,740,494	3,544,111	4,299,946	2,892,230	3,987,766	2,721,099
Loss per Share –
Basic and Diluted	0.02	0.03	0.03	0. 03	0.04	0.02	0.03	0.02
Total Assets	19,394,907	17,823,547	21,553,341	25,187,741	17,938,351	16,473,216	7,593,556	10,431,436

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s distributors in China and Japan;
  The timing of significant bio-defense system orders;
  Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market; and
  Additional revenues from the introduction of new products, such as the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations in anticipation of growth in it’s clinical products business, variability in expenses incurred for product development and product support activities, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

FOURTH QUARTER

Total revenue for the quarter ended December 31, 2008 increased to $2,234,571 from $982,273 compared to the quarter ended December 31, 2007, an increase of 127%. Product sales for the quarter ended December 31, 2008 increased to $1,584,474 from $919,053 for the same period in 2007, an increase of 72%. This increase is primarily the result of the launch of new products, the RAMP® 200 Reader and the 3M™ Rapid Detection Flu A+B Test. Contract service fees and revenue from collaborative research arrangements for the quarter ended December 31, 2008 increased by 928% to $650,096 from $63,220 for the same period in 2007. This increase is due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Gross profit margin from product sales for the quarter ended December 31, 2008 decreased to negative 9% from negative 7% for the same period in 2007 due to a decrease in higher margin first generation reader sales, increase in sale of some lower margin generating tests, increased costs related to the new facility and implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts.

Expenses for the quarter ended December 31, 2008 were $3,016,756 compared to $4,379,794 in 2007, a decrease of 31%. The decrease in 2008, is primarily due to lower costs incurred by the Company for product development and product support activities in the amount of $683,000, reduced allocations for rent expense in the amount of $335,000 which in 2007 included charges related to the rent free period of the new facility lease agreement, a one –time fee incurred in 2007 for listing the Company's common shares on the TSX in the amount of $155,000 but not incurred in 2008 and reduced travel and conference expenditures totaling $99,000.

Total assets as at December 31, 2008 increased to $19,394,907 from $17,938,351 as at December 31, 2007, an increase of 8%. This increase is primarily due to leasehold improvements inducement capitalized as a result of the Company’s 15 year lease agreement for a new premise in the amount of $6,744,000, further amounts capitalized for office furnishings related to the new facility in the amount of $364,000, increase in level of inventory to support forecasted growth in sales in the amount of $1,258,000 and an increase in trade receivables of $249,000. This increase is partially offset by a decrease in balance of cash and cash equivalents in the amount of $5,919,000 and a decrease in funds receivable from the landlord in the amount of $1,258,000 for the new facility leasehold improvement allowance.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2008, the Company has raised approximately $80 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As at December 31, 2008, the Company had a working capital balance of $2,946,788, a decrease of $5,193,823 compared to $8,140,611 as at December 31, 2008. In the fourth quarter of 2008, the Company took measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by the Company’s partners, requirements for working capital will increase. For the year ended December 31, 2008, the Company relied primarily on cash on hand, proceeds from the exercise of share purchase warrants and stock options and a private placement financing to fund its expenditures. The Company also relied on a repayable leasehold improvement allowance from its landlord to fund capital expenditures related to the new facility.

For the year ended December 31, 2008, the Company incurred losses of $13,663,656 compared to $13,901,041 in 2007. Until the Company receives greater revenue from product sales, it will need to fund its operations from a combination of the funds on hand, issuance of equity securities and warrants, contract service fees, revenues from collaborative research arrangements, exercise of options and warrants, funding from partners and debt financing, as appropriate and where available. The Company requires additional funds and is actively pursuing financing alternatives however, no assurance can be given that sufficient funds will be available to the Company as and when required, particularly given the current capital market instability. See “Risks and Uncertainties”.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2008, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	98,280	30,240	60,480	7,560	-
License Fees	88,000	11,000	33,000	22,000	22,000
Equipment	1,962	1,962	-	-	-
Repayable Leasehold Allowance	15,046,297	1,066,643	2,123,492	2,123,492	9,732,670
Facility Sublease	14,541,925	830,868	1,789,141	1,885,104	10,036,812
Total	29,776,464	1,940,713	4,006,112	4,038,155	19,791,483

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at December 31, 2008 there were 170,338,675 common shares issued and outstanding for a total of $80,107,580 in share capital, 10,732,595 (of which 2,268,260 are exercisable at a weighted-average exercise price of $0.71 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.65 per share, 2,190,647 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,001,668 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.20.

As at March 30, 2009 there were 170,338,675 common shares issued and outstanding, 9,760,725 (of which 1,965,716 are exercisable at a weighted-average exercise price of $0.68 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, with 3,162,517 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,001,668 common shares issuable upon the exercise of outstanding warrants at an exercise price of $0.20 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TRANSACTIONS WITH RELATED PARTIES

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2008	2007	2006
	$	$	$
General and administrative
Strategic consulting services	250,000	250,000	66,500
Directors’ fees	87,000	-	80,000
Legal fees	29,477	41,456	9,897
	366,477	291,456	156,397

For the year ended December 31, 2008, strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non- management member of the Board of Directors. This amount remains outstanding and is included in the balance of accrued and other liabilities as at December 31, 2008. In the first quarter of 2008, $250,000 was paid by the Company for extraordinary services provided in 2007 by a non-management member of the Board of Directors.

For the year ended December 31, 2008, directors’ fees totaling $87,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors. As at December 31, 2008 $87,000 remained outstanding and was included in the balance of accrued and other liabilities . No payments have been made in the year ended December 31, 2008.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the year ended December 31, 2008, the Company incurred legal fees from this law firm totaling $29,477 [2007 - $41,456; 2006 - $9,897]. As at December 31, 2008, there were no amounts outstanding in the balance of accounts payable and accrued liabilities for this law firm.

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

	2008	2007	2006
	$	$	$
Product revenues	1,147,439	1,247	-
Contract service fees and revenues from
collaborative research arrangements	917,210	526,872	171,225
	2,064,649	528,119	171,225

As at December 31, 2008, $320,725 of this revenue is included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable, accrued and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

other liabilities and holdback payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

As at December 31, 2008, four customers represent 78% [2007 - four customers represent 78%; 2006 - four customers represent 80%] of the trade receivables balance. For the year ended December 31, 2008, four customers represent 64% [2007 - three customers represent 47%; 2006 - three customers represent 55%] of total product sales. For year ended December 31, 2008, one customer, who is also a shareholder, represents 94% [2007 - one customer represents 100%; 2006 - one customer represents 78%] of total service revenues. The Company has good credit history with these customers and the amounts due from them are received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Director, Finance and Administration are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Director, Finance and Administration have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2008 and have concluded that, as at December 31, 2008, the Company’s disclosure controls and procedures were effective.

Evaluation of Internal Control Over Financial Reporting

The Company’s Chief Executive Officer and Director, Finance and Administration are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Director, Finance & Administration have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon their assessment, the Chief Executive Officer and Director, Finance & Administration concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective. Ernst & Young LLP has issued an attestation report on the Company's internal control over financial reporting, which is included in the audited consolidated financial statements of the Company as at and for the years ended December 31, 2008 and 2007.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2008 had an accumulated deficit of $81,156,779 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The audited consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail or cease its operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the projected economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 6) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 7) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 8) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 9) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s together with its partner Roche’s success in developing the point-of-care NT-proBNP market; 10) New instrument: In April 2008, the Company received US FDA 510(k) clearance to market a new instrument now commercially available in the US. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s Flu A+B test to be marketed and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

sold by 3M and the RAMP NT-proBNP test to be marketed and sold by Roche. There is no assurance that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 11) Stock Exchange Listing: The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”). Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. The TSX has announced a de-listing review of the Company, which requires that the Company demonstrate that it meets the TSX requirements by early May 2009. No assurance can be given that the Company will be able to meet the TSX continued listing requirements or be able to have its securities listed on another public exchange. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.